UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

September 28, 2012
Commission File No.: 001-34830

D. MEDICAL INDUSTRIES LTD.
(Translation of registrant’s name into English)

Granot mobile post Hefer
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐ No ☒

D. Medical Industries Ltd. (the "Company") hereby announces that its current chief financial officer, company secretary and chief compliance officer, Mr. Amir Loberman, has notified the Company that he has decided to terminate its employment with the Company, effective as of November 26, 2012. Mr. Loberman stated in his resignation letter that the circumstances around his resignation are of no concern to the Company's shareholders. The Company thanks Mr. Loberman for his contribution to the Company, and wishes him luck in his future endeavors.

In addition, the Company hereby announces that Mr. Barry H. Ginsberg has resigned from his position as a director of the Company, effective as of November 25, 2012. Mr. Ginsberg notified the Company that his decision to resign came in light of the Company's recent strategic transformation. The Company accepted his resignation and thanked Mr. Ginsberg for his significant contribution to the Company.

In addition, the Company hereby announces that Mr. Avraham Ayalon has resigned from his position as a director of the Company, effective as of today. Mr. Ayalon notified the Company that his decision to resign is from personal reasons. The Company accepted his resignation and thanked Mr. Ayalon for his significant contribution to the Company.

Following the Company's filing dated May 24, 2011, in relation to the execution of an agreement for the distribution of the Company's Spring™ Universal Infusion Sets in Poland, the Company hereby announces that a dispute has erupted between the Company and the Polish distributer (the "Distributer"), who has announced the Company that due to malfunctions that have been revealed, as claimed by Distributer, in the Infusion Set, it is not willing to pay in consideration for the products that have been supplied to it, and has requested to return the products to the Company. The sum of the debt owed by Distributer for the products that have been supplied to Distributer is approximately €38,000. The Company is inspecting its rights in relation to the aforesaid difference of opinion with the assistance of its legal counsels. At this stage, the Company is not proceeding with supplying products to Distributer.

In addition, the Company hereby announces that the Company's new address as of September 23rd, 2012, is Granot mobile post Hefer, Israel.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 28, 2012	D. MEDICAL INDUSTRIES LTD. (Registrant) By: /s/ Amir Loberman —————————————— Amir Loberman Chief Financial Officer